Exhibit 10.15

CHIEF EXECUTIVE OFFICER
EMPLOYMENT AGREEMENT

This Chief Executive Officer Employment Agreement (the “Agreement”) is made and entered into effective as of December 1, 2016, by and between Anne P. Noonan (the “Executive”) and OMNOVA Solutions Inc., an Ohio corporation (the “Company”).
1.Duties and Obligations.
1.1    Position.  The Executive shall serve as the President and Chief Executive Officer of the Company, reporting to the Company’s Board of Directors. In such position, the Executive shall report to, and have such duties, authority, and responsibilities consistent with such position as determined from time to time by the board of directors of the Company (the “Board”).
1.2    Performance of Duties and Other Interests.  The Executive shall devote substantially all of her business time and attention to the performance of her duties hereunder and will not engage in any other business, profession, or occupation, whether compensated or not, which would conflict or interfere with the performance of her duties, without the prior written consent of the Board. The Executive may (a) serve on the Company’s Board and the board of directors of CF Industries Holdings, Inc. and (b) subject in all cases to Board approval, serve on the board(s) of directors of other entities, including civic or charitable organizations, for so long as the activities described in clauses (a) and (b) of this Section 1.2 do not interfere with the performance of the Executive’s duties and responsibilities to the Company.
1.3    Compliance with Policies.  The Executive shall comply with the Company’s Business Conduct Policies (which includes any directive or policy thereunder), the Company’s Corporate Governance Guidelines, and such other Company policies that are applicable to its executive officers, each of which as may be in effect from time to time and made available to the Executive.
1.4    Effective Date and Term of Agreement.  This Agreement shall become effective on December 1, 2016 (the “Effective Date”). The Executive’s employment hereunder shall be considered “at-will”, with no fixed term or duration, and can be terminated by the Executive or the Company at any time and for any reason (or for no reason), subject to the terms and conditions of this Agreement.
2.    Compensation.
2.1    Base Salary.  The Company shall pay the Executive an annual base salary of $640,000 in periodic installments in accordance with the Company’s customary payroll practices, which amount may be increased but shall not be decreased other than as part of a general reduction in base salary in respect of all of the Company’s executive officers. The Executive’s base salary shall be reviewed no less than annually by the Compensation and Corporate Governance Committee of the Board (such committee and its successors, the “Committee”). The Executive’s annual base salary, as in effect from time to time, is referred to herein as her “Base Salary”.
2.2    Annual Incentives.  The Executive shall be eligible to participate in any annual incentive program established by the Committee from time to time for the Company’s executive officers and to receive, to the extent earned, an incentive payment thereunder (any such payment opportunity, an “Annual Incentive”). The Executive’s 2017 fiscal year target Annual Incentive opportunity under the Company’s Executive Incentive Compensation Plan shall be 100% of Base Salary.
2.3    Long Term Performance Incentives.  The Executive shall be eligible to participate in any long-term performance incentive programs established by the Committee from time to time for the Company’s executive officers and to receive, to the extent earned, incentive payments with respect to any long-term performance measurement period established thereunder (each payment opportunity for each such performance measurement period, a “Long-Term Performance Incentive”). The Executive’s target long-term performance incentive opportunity for the 2017-2019 performance measurement period under the Company’s Equity Plan (as defined below) shall be 125% of Base Salary.
2.4    Equity Incentives.   The Executive shall be eligible to receive equity grants made by the Committee from time to time under any equity plan established by the Committee from time to time. The Executive’s 2017 fiscal year equity incentive grant, provided under the Company’s Third Amended and Restated 1999 Equity Performance Incentive Plan (such plan, and any successor thereto or replacement thereof, the “Equity Plan”) shall be 75% of Base Salary and granted in the form of restricted shares.
2.5    Employee Benefits.  The Executive shall be entitled to participate in all employee health, welfare, retirement and other benefit plans, practices, and programs maintained by the Company and made generally available to the Company’s executive officers or generally to the Company’s employees, subject to the terms thereof as in effect from time to time.
2.6    Perquisites.  The Executive shall have the perquisites generally made available to the Company’s executive officers from time to time. As of the date of this Agreement, such perquisites include (a) payment of the expense of annual physicals, related tests, and travel vaccinations, and (b) the payment or reimbursement of financial planning, tax preparation, and estate planning services.
2.7    Vacation; Paid Time-Off.  The Executive shall be entitled to four weeks of paid vacation per calendar year in accordance with the Company’s vacation policies, and to such other paid time-off in accordance with the Company’s policies, each as may be in in effect from time to time.
2.8    Business Expenses.  The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by the Executive in connection with the performance of the Executive’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures in effect from time to time.
2.9    Compensation Clawback.  Notwithstanding any other provisions in this Agreement to the contrary, any incentive or other compensation paid to the Executive pursuant to this Agreement or any other plan, policy, program, or agreement or arrangement with the Company that is subject to clawback or other similar recovery under applicable law, government regulation, stock exchange listing requirement or the OMNOVA Solutions Inc. Executive Incentive Compensation Recovery Policy (or any successor thereof), as any of the same may be in effect from time to time, will be subject to such clawback or other recovery as may be required thereunder.
2.10    Life Insurance.  The Company will obtain and pay premiums, up to a maximum amount equal to standard rates, for term life insurance coverage on the Executive’s life in the amount of $4 million for a term not less than 10 years, the proceeds of which will be payable to a beneficiary designated by the Executive. Except as otherwise provided, upon termination of the Executive’s employment, the Company will cease to pay premiums for such life insurance coverage, and the Executive will be able to continue such coverage at her own expense for the remainder of the term.
2.11    Discretion.  Except as specified in Sections 2.2, 2.3, or 2.4 for the grants to be made in respect of the 2017 fiscal year, or in Section 2.10 in respect of life insurance, notwithstanding anything in this Section 2:
(a)    the Committee has the sole and absolute discretion to: (i) determine whether to provide any incentive (including the Annual Incentives, Long-Term Performance Incentives described in Sections 2.2 and 2.3, respectively) or any equity grant to the Executive (as described in Section 2.4), (ii) determine the performance goals, target opportunities, and amount of such incentives or equity grants, (iii) establish the terms and conditions of such incentives and equity grants (including through establishing plans, programs, and forms of agreement for such purpose), and (iv) determine the amount of incentive payments and equity grants in accordance with any such plans, programs, or forms of agreement.
(b)    the Company, the Board, or the Committee, as applicable, may, in its sole and absolute discretion amend, modify, or terminate any compensation, incentive, equity, health, welfare, retirement or other benefit plans, practices, and programs, and any other policy, practice, or program providing compensation or employee benefits. No such amendment, modification, or termination shall be a breach of this Agreement.
3.    Termination of Employment.  The Executive’s employment hereunder may be terminated by either the Company or the Executive at any time and for any reason. Upon termination of the Executive’s employment, the Executive shall be entitled to the compensation and benefits described in this Section 3 and shall have no further rights to any other compensation, severance, or benefits of any kind under any plan, program, policy or practice, including but not limited to the Company’s Corporate Officers’ Severance Plan.
3.1    Definitions.  For purposes of this Section 3, the following terms shall have the following meanings:
(a)    “Cause” shall mean:
(i)    the Executive’s material failure to perform any duties, which failure, if curable, has not been cured within 30 days after written notice to the Executive, or any willful noncompliance with any lawful directive of the Board;
(ii)    the Executive’s willful misconduct, grossly negligent conduct, or violation of the Company’s Business Conduct Policies;
(iii)    the Executive’s commission of, conviction of, or plea of guilty or nolo contendere to, any felony;
(iv)    the Executive’s act of moral turpitude that substantially and adversely affects the Company’s business or reputation, or the Executive’s fraud, embezzlement, or theft; or
(v)    the Executive’s material breach of any obligation under this Agreement, which breach, if curable, has not been cured within 30 days after written notice to the Executive.
(b)    “Change in Control” shall mean the occurrence of any of the following after the Effective Date:
(i)    one person (or more than one person acting as a group) acquiring ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company’s stock and acquires additional stock;
(ii)    one person (or more than one person acting as a group) acquiring (or having acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company’s stock possessing 30% or more of the total voting power of the stock of such corporation;
(iii)    the replacement of a majority of the members of the Board during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or
(iv)    the sale of all or substantially all of the Company’s assets.

Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company’s assets, as such events are defined under Section 409A of the Internal Revenue Code of 1986, as amended (“Code”).

(c)    “Disability” shall mean either (i) the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a period of at least twelve (12) months (which shall be evidenced by the written determination of a qualified medical doctor selected by the Board or its designee and specifying the date upon which such disability commenced), or (ii) the Executive, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, is receiving income replacement benefits for a period exceeding six (6) months under an accident, health or disability plan covering employees of the Company.
(d)    “Good Reason” shall mean:
(i)    the occurrence of any of the following without the Executive’s written consent:
(A)    a revision to the Executive’s reporting lines, such that the Executive no longer reports directly and solely to the Board;
(B)    an aggregate reduction in the Executive’s Base Salary greater than 15%;
(C)    a reduction in the aggregate annual incentive grant to the Executive (consisting, as of the date hereof, of an Annual Incentive, a Long-Term Incentive, and an equity grant) to less than 255% of Base Salary at target performance;
(D)    the relocation of the Executive’s principal work location more than thirty miles from the Executive’s current work location;
(E)    any material breach by the Company of any obligation under this Agreement; or
(F)    a material reduction in the Executive’s authority, duties, title or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated, on paid leave at the request of the Board in connection with any pending investigation or as required by applicable law); and
(ii)    the Executive having:
(A)    delivered written notice to the Board within forty-five (45) days of the Executive first learning of the existence of any circumstance set forth in items (A) through (F), above but in no event shall notice be delivered later than ninety (90) days following the initial occurrence of such circumstance;
(B)    provided the Board with thirty (30) days to consider whether it agrees or does not agree that the circumstances specified in the Executive’s written notice satisfy any of items (A) through (F) above or to cure the circumstances specified in the Executive’s written notice; and
(C)    terminated her employment with the Company within the thirty (30) days following the earlier of: (1) the expiration, without cure, of the Board’s cure period or (2) the date of the Board’s written notice to the Executive contending either that the circumstances specified in the Executive’s written notice do not satisfy any of items (A) through (F) above or that such circumstances have been cured.
(e)    “Separation Date” shall mean:
(i)    If the Company or the Executive terminates the Executive’s employment hereunder for any reason other than the Executive’s death, the date of such termination; or
(ii)    If the Executive’s employment hereunder terminates on account of the Executive’s death, the date of the Executive’s death.
3.2    Termination for Cause or Without Good Reason.  If the Executive’s employment hereunder is terminated by the Company for Cause, or by the Executive without Good Reason, the Executive shall be entitled to the following:
(a)    any accrued but unpaid Base Salary and any accrued but unused vacation, in each case as of the Separation Date, which shall be paid in accordance with the Company’s customary payroll procedures;
(b)    reimbursement for unreimbursed business expenses properly incurred by the Executive prior to the Separation Date and documented, which shall be subject to and paid in accordance with any expense reimbursement policy or policies maintained by the Company from time to time; and
(c)    such accrued employee benefits, if any, to which the Executive is legally entitled under the Company’s health, welfare, and retirement benefit plans, practices, and programs (which for the avoidance of doubt does not include any of its incentive or equity plans) as of the Separation Date, subject to the terms, conditions, and requirements of such plans (the amounts and benefits set forth in Items (a) through (c) above, collectively, the “Accrued Amounts”).
3.3    Termination Without Cause or For Good Reason.  If the Executive’s employment hereunder is terminated by the Executive for Good Reason, or by the Company without Cause (other than as provided in Sections 3.4 or 3.5 below), the Executive shall be entitled to receive the Accrued Amounts, as well as the following (the “Non-CIC Severance Benefits”):
(a)    an amount equal to two (2) times the sum of (i) the Executive’s Base Salary and (ii) the value of the Annual Incentive that the Executive would have been eligible to earn for the fiscal year in which the Separation Date occurs assuming target performance had been achieved for such year, payable on a bi-weekly basis (assuming the Section 409A Severance Limit described in Section 5.1(d) is not exceeded) in substantially equal installments during the 24 month period following the termination of employment and subject to normal tax withholding. In the event that the total amount of Non-CIC Severance Benefits provided pursuant to this Section 3.3 exceeds the Section 409A Severance Limit described in Section 5.1(d), the payments described in this Section 3.3(a) shall be payable in accordance with the Alternate Payment Timing provisions of Section 5.1(d);
(b)    payment, if any, for any outstanding and unpaid Annual Incentive for any fiscal year that has concluded on or before the Separation Date, and, in lieu of any Annual Incentive for which the fiscal year has not ended before the Separation Date, a payment equal to the value of the product of (i) the Annual Incentive, if any, that the Executive would have actually earned for the fiscal year in which the Separation Date occurs had the Executive remained employed through the end of such fiscal year and (ii) a fraction, the numerator of which is the number of days the Executive was employed by the Company during the fiscal year in which the Separation Date occurs and the denominator of which is the actual number of days in such fiscal year. Such payment shall be made on the date the Annual Incentive would have otherwise been paid assuming no termination had occurred;
(c)    payment, if any, for any outstanding Long-Term Performance Incentive for which the performance measurement period has concluded on or before the Separation Date, and, with respect to each Long-Term Performance Incentive for which the performance measurement period has not concluded on or before the Separation Date, a payment, if any, equal to the product of (i) the outstanding Long-Term Performance Incentive, if any, that the Executive would have actually earned for such performance measurement period had the Executive remained employed through the end of such performance measurement period and (ii) a fraction, the numerator of which is the number of days the Executive was employed by the Company during the applicable performance period prior to and including the Separation Date and the denominator of which is the actual number of days in such performance measurement period. Each such payment shall be made on the date each Long-Term Performance Incentive would otherwise have been paid assuming no termination had occurred;
(d)    medical, dental, and life insurance benefits pursuant to the plans in effect for the Company on the Separation Date for a period of twenty-four (24) months following the Separation Date at the same levels elected prior to the Executive’s termination (subject to any generally applicable changes to such plans or programs) at the Company’s sole cost; provided that if the Company’s making payments under this section would violate the nondiscrimination or other regulations under the Affordable Care Act (the “ACA”) or otherwise violate or impose penalties under applicable law or regulation, the parties agree to reform this section in a manner as is necessary to comply with the ACA or such other applicable law or regulation, but consistent with the intent of the Company to pay for the cost of medical, dental, and life insurance benefits hereunder (subject in all respects to Section 14 hereof). For life insurance benefit continuation, the Company will pay any required benefit contributions on behalf of the Executive during such 24-month period; provided, however, that if the Executive is determined to be a “specified employee” as defined for purposes of Section 409A, such required premium contributions will not be paid by the Company until six months following termination of employment (at which time all required premium contributions during such six-month period shall be reimbursed to the Executive in a single lump sum payment). If the Executive is determined to be a “specified employee”, subject to reimbursement as provided in the preceding sentence, she shall be responsible for payment of any required benefit contributions during the six-month period immediately following her termination of employment with respect to any benefits that are considered to provide for a deferral of compensation (as determined under Section 409A of the Code), including, without limitation, continuation of life insurance benefits; and
(e)    the treatment of any outstanding equity awards shall be determined in accordance with the terms of the applicable Equity Plan and the applicable award agreements for such outstanding equity awards.
3.4    Change in Control Termination.  Notwithstanding any other provision contained herein, if the Executive’s employment hereunder is terminated by the Executive for Good Reason or by the Company without Cause (other than as provided in Section 3.5 below), in each case within twenty-four (24) months following a Change in Control, the Executive shall be entitled to receive the Accrued Amounts, as well as the following (the “CIC Severance Benefits”):
(a)    an amount equal to three (3) times the sum of (i) the Executive’s Base Salary and (ii) the value of the Annual Incentive that the Executive would have been eligible to earn for the fiscal year in which the Separation Date occurs assuming target performance had been achieved for such year, payable on a bi-weekly basis (assuming the Section 409A Severance Limit described in Section 5.1(d) is not exceeded) in substantially equal installments during the 24 month period following the termination of employment and subject to normal tax withholding. In the event that the total amount of CIC Severance Benefits provided pursuant to this Section 3.4 exceeds the Section 409A Severance Limit described in Section 5.1(d), the payments described in this Section 3.4(a) shall be payable in accordance with the Alternate Payment Timing provisions of Section 5.1(d);
(b)    payment, if any, for any outstanding but unpaid Annual Incentive for any fiscal year that has concluded on or before the Separation Date, and, in lieu of any Annual Incentive for which the fiscal year has not ended before the Separation Date, a payment equal to the value of the product of (i) the Annual Incentive, if any, that the Executive would have actually earned for the fiscal year in which the Separation Date occurs had the Executive remained employed through the end of such fiscal year and (ii) a fraction, the numerator of which is the number of days the Executive was employed by the Company during the fiscal year in which the Separation Date occurs and the denominator of which is the actual number of days in such fiscal year. Such payment shall be made on the date the Annual Incentive that is so prorated would have otherwise been paid assuming no termination had occurred;
(c)    payment, if any, for any outstanding Long-Term Performance Incentive for which the performance measurement period has concluded on or before the Separation Date, and, with respect to each Long-Term Performance Incentive for which the performance measurement period has not concluded on or before the Separation Date, a payment equal to the total award that would have been earned at the end of the applicable performance measurement period based on target performance;
(d)    medical, dental, and life insurance benefits pursuant to the plans in effect for the Company on the Separation Date for a period of twenty-four (24) months following the Separation Date at the same levels elected prior to the Executive’s termination (subject to any generally applicable changes to such plans or programs) at the Company’s sole cost; provided that if the Company’s making payments under this section would violate the nondiscrimination or other regulations under the ACA or otherwise violate or impose penalties under applicable law or regulation, the parties agree to reform this section in a manner as is necessary to comply with the ACA or such other applicable law or regulation, but consistent with the intent of the Company to pay for the cost of medical, dental, and life insurance benefits hereunder (subject in all respects to Section 14 hereof). For life insurance benefit continuation, the Company will pay any required benefit contributions on behalf of the Executive during such 24-month period; provided, however, that if the Executive is determined to be a “specified employee” as defined for purposes of Section 409A, such required premium contributions will not be paid by the Company until six months following termination of employment (at which time all required premium contributions during such six-month period shall be reimbursed to the Executive in a single lump sum payment). If the Executive is determined to be a “specified employee”, subject to reimbursement as provided in the preceding sentence, she shall be responsible for payment of any required benefit contributions during the six-month period immediately following her termination of employment with respect to any benefits that are considered to provide for a deferral of compensation (as determined under Section 409A of the Code), including, without limitation, continuation of life insurance benefits; and
(e)    the treatment of any outstanding equity awards shall be determined in accordance with the terms of the applicable Equity Plan and the applicable award agreements for such outstanding equity awards.
3.5    Termination Due to Death or Disability.  The Executive’s employment hereunder shall terminate automatically upon the Executive’s death, and the Company may terminate the Executive’s employment on account of the Executive’s Disability. If the Executive’s employment is terminated due to the Executive’s death or Disability, the Executive (or the Executive’s estate and/or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts and any other amounts that may be due or payable in the event of the Executive’s death or Disability under the Company’s benefits and incentive plans and programs applicable to the Executive pursuant to their terms.
3.6    Obligations Upon Termination.
(a)    Timing and Calculation of Payments.  Except where time periods for the payment of benefits are specified herein, and subject to the terms of any other provisions set forth in this Agreement (including, without limitation, Section 3.6(b) and Section 5.1), the Company shall pay any applicable benefits with respect to a separation of employment hereunder as soon as reasonably practicable following the Separation Date. With respect to amounts to be paid and benefits to be provided under this Section 3: (i) if such amounts or benefits are specified herein, then such amounts or benefits shall be paid or provided as set forth in this Agreement, except as required by Section 5.1 or by law, and (ii) if such amounts or benefits are subject to determination under a Company plan or program, such amounts or benefits shall be determined by the Board or the Committee, as applicable, in accordance with the applicable plan or program at the time such determination is made, except as required by Section 5.1 or by law.
(b)    Waiver and Release of Claims.  Prior to the payment of any amount or benefit (other than the payment of any Accrued Amounts) following a termination under Section 3.4 or 3.3, the Executive shall (i) execute a waiver and release of claims in favor of the Company, its affiliates, and its and their respective officers, directors, partners, members, employees, successors in interest, assignors, and assignees, in a customary form and substance and which is reasonably satisfactory to the Company (the “Release”), and (ii) allow such Release to become effective and irrevocable no later than thirty (30) calendar days following the Separation Date. For the avoidance of doubt, the payment of any benefits, other than the Accrued Amounts, under Section 3.4 or 3.3 hereof are expressly conditioned upon the receipt by the Company and irrevocability of the Release within the specified time period.
(c)    Resignation of All Other Positions.  Upon the termination of the Executive’s employment for any reason, the Executive agrees that she shall be deemed to have resigned from all positions that the Executive holds as an officer, member of the Board (or any committee thereof), and any other office or position of any member of the OMNOVA Group (as defined in Section 4.1, below). In connection with the foregoing, the Executive will promptly execute such resignations and other documents, and take such other actions, as may be necessary or otherwise reasonably requested by the Company to effectuate or memorialize the Executive’s resignation from all positions described in this section.
(d)    Return of Company Property.  Upon the termination of the Executive’s employment for any reason, the Executive shall: (i) provide or return to the Company any and all Company property, including, without limitation, keys, key cards, identification cards, security devices, employer credit cards, network access devices, computers, cell phones, equipment, documents, information, and materials, and including, without limitation, any property or other materials that constitute or contain any Confidential Information or Work Product (each as defined below); and (ii) immediately and permanently delete or destroy all Confidential Information or Work Product stored on any non-Company devices, networks, storage locations, media or other materials.
(e)    Cooperation.  Following termination of the Executive’s employment for any reason, the Executive agrees to reasonably cooperate and assist the Company with regard to any Company matters that arose during the period of the Executive’s employment, including, without limitation, in respect of any current or future claim or litigation involving any member of the OMNOVA Group (as defined in Section 4.1 below) and in connection with the prosecution, maintenance, or protection of any OMNOVA Group Work Product or Intellectual Property Rights. Such cooperation shall include, without limitation, being available at reasonable times and places for interviews, reviewing and executing documents and affidavits, testifying in a deposition or a legal or administrative proceeding, and providing input to the Company in preparing defenses to any pending or future claims involving any member of the OMNOVA Group. The Company agrees to pay or reimburse the Executive for any reasonable and documented out of pocket expenses incurred by the Executive as a result of such cooperation. The Company acknowledges that after termination of the Executive’s employment, Executive may have obligations to a future employer. Accordingly, in connection with the Executive’s cooperation hereunder the Company will use its reasonable efforts to limit the interference of such cooperation with the Executive’s obligations to a future employer, including any associated travel.
(f)    Mutual Non-Disparagement.  The Executive agrees that following her termination from the Company for any reason, she will not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the OMNOVA Group (as defined in Section 4.1 below) or its businesses, or any of its employees, officers or directors. The Company agrees that following the Executive’s termination from the Company for any reason it shall, and shall direct its officers and directors to, refrain from making any defamatory or disparaging remarks, comments, or statements concerning the Executive to any third parties or in any public forum. This Section 3.6(f) shall not apply to truthful testimony or truthful disclosure compelled or required by applicable law or legal process, or to the extent necessary to rebut false or misleading statements by others.
4.    Restrictive Covenants.  The Executive acknowledges that the services to be rendered by her to the Company are of a special and unique character and place her in a role of trust and confidence with the Company. The Executive further acknowledges that by virtue of her position, she has and will obtain and have access to information of great competitive and strategic importance and commercial value to the Company. Accordingly, the Executive agrees that (i) the following restrictive covenants are reasonable and necessary to protect the legitimate business interest of the Company, (ii) that the breach of any of these restrictive covenants could cause significant and irreparable harm to the Company, and (iii) that her compensation under this Agreement reflects her obligations, and the Company’s rights under, this Section 4.
4.1    Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:
(a)    “Confidential Information” means any information or materials now existing or hereafter developed or acquired that relate to the Company’s, its divisions’, affiliates’, or successors’ (collectively, the “OMNOVA Group”) business, including, without limitation, strategies, financial performance, customers, suppliers, pricing, margins, costs, personnel, facilities, equipment, products, processes, formulas, marketing, research, sales, technology, and Intellectual Property Rights (as defined below). Confidential Information shall not include information that that has become part of the public domain other than as a result of the Executive’s acts or omissions.
(b)    “Intellectual Property Rights” means any and all rights in and to US and foreign (i) patents, patent disclosures and inventions (whether patentable or not), (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, and domain names, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable works, (iv) trade secrets, know-how, and other confidential information, and (v) all other intellectual property rights, in each case whether registered or unregistered and including all registrations and applications for, and renewals and extensions of, such rights, all improvements thereto and all similar or equivalent rights or forms of protection in any part of the world.
(c)    “Work Product” means all writings, works of authorship, technology, inventions, know-how, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, materials, and all other work product of any nature whatsoever.
4.2    Confidential Information.
(a)    The Executive agrees to treat all Confidential Information as strictly confidential and, except for the benefit of the OMNOVA Group, agrees (i) not to directly or indirectly disclose or make available Confidential Information to any third party; and (ii) not to use any Confidential Information. Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Executive shall promptly provide written notice of any such order or requirement to the Company’s General Counsel.
(b)    Nothing herein is intended to interfere with or discourage the disclosure of a suspected violation of the law to any governmental entity, to discourage the Executive from participating in an investigation by a governmental entity regarding a suspected violation of the law, or to prevent the Executive from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934, as amended. The Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. The Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If the Executive files a lawsuit for retaliation against the Company for reporting a suspected violation of law, the Executive may disclose the trade secret to the Executive’s attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal; and does not otherwise disclose the trade secret, except pursuant to court order.
4.3    Work Product.  The Executive agrees that all right, title, and interest in and to any Work Product that is created, prepared, produced, authored, conceived, or reduced to practice by the Executive, individually or jointly with others, during the period of her employment by the Company and that relates in any way to the business or contemplated business of the Company, and all Intellectual Property Rights related thereto, shall be the sole and exclusive property of the Company. The Executive irrevocably grants the Company a power of attorney coupled with an interest to execute and deliver any documents on the Executive’s behalf in her name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, prosecution, issuance, and maintenance of all Intellectual Property Rights therein, to the fullest extent permitted by law.
4.4    Non-Competition and Non-Solicitation.  During Executive’s employment and for the two (2) years following the termination of Executive’s employment for any reason (the “Restricted Period”), the Executive agrees not to, without the prior written consent of the Board:
(a)        directly or indirectly, engage in, or assist any other person or entity to engage in, any business that competes with any business in which any member of the OMNOVA Group is engaging, or in which any member of the OMNOVA Group has substantial plans to engage, provided that: (i) this restriction shall not apply to the ownership by the Executive of not more than one percent (1%) of any class of the publicly traded securities of any entity; and (ii) following the Separation Date, this restriction shall not apply to any geographical area where, as of the Separation Date, the OMNOVA Group is not conducting substantial business, is not providing substantial products or services, or did not have substantial plans to provide such products or services; and (iii) following the Separation Date this restriction shall not apply to any business acquired or established after the Separation Date by any member of the OMNOVA Group or owned by any acquirer of any member of the OMNOVA Group, which business, in either case, does not compete with any OMNOVA Group business or any business as to which the OMNOVA Group had a substantial plan to enter, as such OMNOVA Group business and plans existed on the Separation Date.
(b)    directly or indirectly: (i) solicit or seek to entice away from any member of the OMNOVA Group, or offer employment or any consulting or other service arrangement to, or otherwise interfere with the business relationship of any member of the OMNOVA Group with, any person who is employed by any member of the OMNOVA Group; or (ii) interfere with the business relationship of any member of the OMNOVA Group with any person or entity who is a customer or client of, supplier to or other party having material business relations with any member of the OMNOVA Group.
4.5    Remedies.  In the event of a breach or threatened breach by the Executive of this Section 4, the Executive hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief. In the event of any violation of the provisions of Section 4.4, the Executive agrees that the Restricted Period shall be extended by a period of time equal to the duration of such violation.
4.6    Notification to Subsequent Employer.  Following termination of the Executive’s employment, the Executive agrees to notify any subsequent employer of the restrictive covenants contained in this Section 4.
5.    Tax Matters.
5.1    Section 409A.
(a)    General Compliance.  This Agreement is intended to comply with Section 409A of the Code (“Section 409A”) or an exemption thereunder and shall be construed and administered to the maximum extent permitted in accordance with Section 409A. Payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. In the event any provision of this Agreement fails to satisfy Section 409A, then such provision shall be reformed so as to comply with Section 409A and to preserve as closely as possible the intention of the Company and the Executive in entering into this Agreement. The Company will discuss with the Executive in good faith any amendment (consistent with the prior sentence) to this Agreement required to comply with Section 409A, provided that if it is not feasible to reform a provision of this Agreement so that a payment or benefit under it cannot be made to comply with Section 409A, the Company shall proceed with the payment without such reformation. In no event, however, shall this Section 5.1 or any other provisions of this Agreement be construed to require the Company to provide any gross-up for the tax consequences of any provisions of, or payments under, this Agreement.
(b)    Specified Employees.  Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with her termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and the Executive is determined to be a “specified employee” as defined for purposes of Section 409A, then notwithstanding any provisions of this Agreement such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Separation Date or, if earlier, on the Executive’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.
(c)    Reimbursements.  To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.
(d)    Alternative Payment Timing.  In the event that (i) the aggregate amount of Non-CIC Severance Benefits or CIC Severance Benefits provided under Section 3.3 or Section 3.4, as applicable, exceeds the lesser of two times (A) the Executive’s annualized compensation for the preceding calendar year, or (B) the limit on compensation set forth in Section 401(a)(17) of the Code (the “Section 409A Severance Limit”), and (ii) the Executive is determined to be a “specified employee” in accordance with Section 409A, payment of salary continuation benefits under Section 3.3(a) or Section 3.4(a), as applicable, shall be temporarily reduced by such amount as is necessary to ensure that the Section 409A Severance Limit is not exceeded (the unpaid amount the “Section 409A Severance Reduction Amount”). The Section 409A Severance Reduction Amount shall be paid to the Executive in a single lump sum payment six months following her “separation from service” determined in accordance with Section 409A.
5.2    Section 280G.  If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise) (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 5.2, be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then prior to making the 280G Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the 280G Payments after payment of the Excise Tax to (ii) the Net Benefit to the Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the 280G Payments be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. “Net Benefit” shall mean the present value of the 280G Payments net of all federal, state, local, foreign income, employment, and excise taxes. The calculation of the Net Benefit and any reduction under this Section 5.2 shall be performed by a nationally-recognized accounting firm selected by the Company and reasonably acceptable to the Executive, and any reduction made pursuant to this Section 5.2 shall be made in a manner determined by the Company that is consistent with the requirements of Section 409A.
6.    Governing Law: Jurisdiction and Venue.  This Agreement, for all purposes, shall be construed in accordance with the laws of the State of Ohio without regard to conflicts of law principles. Except to obtain equitable relief, any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in Cuyahoga County, Ohio. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.
7.    Entire Agreement.  Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. Any representation, promise, or agreement not specifically included in this Agreement shall not be binding upon or enforceable against either party. The Executive agrees that she is not relying on any representation of the Company or any person acting or claiming to act on behalf of the Company except as expressly set forth in this Agreement.
8.    Modification and Waiver.  No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and a duly authorized officer of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege. The Company and the Executive acknowledge and agree that it is the intent of both parties that this Agreement comply with all applicable laws and regulations. In accordance with the foregoing sentence, the Company and Executive agree to enter into any amendments to this Agreement from time to time, as may be reasonably necessary to comply with all applicable laws and regulations.
9.    Severability.  This Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited or invalid under any such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating or nullifying the remainder of such provision or any other provisions of this Agreement. If any one or more of the provisions contained in this Agreement shall for any reason be held to be legally unenforceable as written, such provisions shall be construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by applicable law.
10.    Headings; Construction and Interpretation.  Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders and the neutral. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.
11.    Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
12.    Successors and Assigns.  This Agreement is personal to the Executive and shall not be assigned by the Executive, but in the event of the Executive’s death, any payment and benefits due to the Executive under this Agreement shall (to the extent not theretofore paid or provided) be paid or provided to the benefit of the Executive’s heirs and estate. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. Subject to the terms hereof, the Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.
13.    Notice.  Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties from time to time by like notice):
If to the Company:
OMNOVA Solutions
25435 Harvard Road
Beachwood, Ohio 44122
Attention: Corporate Secretary
If to the Executive:
To the address on file with the Company from time to time
14.    Tax Responsibilities.  The Company shall have the right to withhold from any amount payable hereunder any Federal, state, local and foreign taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation. The Executive agrees that the Executive shall be solely responsible for any taxes due as a result of any payments or benefits provided for in this Agreement, and acknowledges that the Company has not made any representations regarding the potential tax results for the Executive with respect to any income that may be recognized by the Executive in connection with any payment or benefit hereunder.
15.    No Mitigation or Offset.  The Executive shall not be required to mitigate the amount of any payment or benefit provided for herein by seeking other employment or otherwise, and any such payment or benefit will not be reduced in the event such other employment is obtained.
16.    Reimbursement of Legal Fees.  The Company shall promptly reimburse the Executive for reasonable legal and out-of-pocket expenses incurred in connection with the preparation and negotiation of this Agreement.
17.    Survival.  After the termination of Executive’s employment for any reason this Agreement and the respective rights and obligations of the parties set forth in Sections 2.8 through 2.11 and Sections 3 through 18 hereof shall survive such termination.
18.    Voluntary Execution of Agreement.  This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties hereto. The parties acknowledge that (a) they have read this Agreement; (b) they have had the opportunity to seek legal counsel of their own choice; (c) they understand the terms and consequences of this Agreement and of the obligations it contains; and (d) they are fully aware of the legal and binding effect of this Agreement.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
OMNOVA SOLUTIONS INC.
By:    /s/ Michael J. Merriman
Name:    Michael J. Merriman
Title:        Presiding Director
EXECUTIVE
/s/ Anne P. Noonan
Anne P. Noonan